Exhibit 3.21

AGREEMENT

This Agreement (“Agreement”), dated as of January 28, 2005, by and between Zeus Holdings Limited, a Bermuda company (“Parent”), and Intelsat, Ltd., a Bermuda company and a wholly owned subsidiary of Parent (“Intelsat”);

WHEREAS, Parent and Intelsat wish to implement the letter and intent of Bye-law 83A of Parent and Bye-laws 14, 17 and 19 of Intelsat (collectively, the “Bye-laws”) by a contractual agreement between them; and

WHEREAS, Parent and Intelsat have determined for good and valuable consideration received to enter into this Agreement for their benefit and the benefit of the shareholders of Parent.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. Parent and Intelsat agree that, in accordance with the Bye-laws, and for so long as Parent owns a majority of the outstanding voting stock of Intelsat, the Board of Directors of Intelsat shall consist exclusively of Designated Company Directors. A “Designated Company Director” is a person who has been selected by the shareholders of Parent as a Designated Company Director in accordance with the Bye-Laws of Parent.

2. The parties hereto shall take all steps as they may reasonably request to implement this Agreement from time to time.

3. This Agreement shall be governed by and construed in accordance with the laws of Bermuda.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

ZEUS HOLDINGS LIMITED

By:	/s/
Name: Andrew D. Africk
Title: Vice President

INTELSAT, LTD.

By:	/s/
Name:
Title: